UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AMTD International Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

00180G106**

(CUSIP Number)

P&R Finance Limited

Clear Radiant Limited

Unicorn Star Limited

Century City International Holdings Limited

c/o 11th Floor, 68 Yee Wo Street

Causeway Bay, Hong Kong

(852) 2894-7888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D constitutes Amendment No. 2 to the initial Schedule 13D (the “Original Schedule 13D”) filed on January 21, 2020 on behalf of each of P&R Finance Limited, a Hong Kong company (“P&R Finance”), Clear Radiant Limited, a British Virgin Islands company (“Clear Radiant”), Unicorn Star Limited, a British Virgin Islands company (“Unicorn Star”), and Century City International Holdings Limited, a Bermuda company (“Century City”), as amended and supplemented by the Amendment No. 1 to the Original Schedule 13D filed under Schedule 13D/A on January 27, 2020 (“Amendment No. 1), with respect to the Ordinary Shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”), of AMTD International Inc., a Cayman Islands company (the “Issuer”). The remainder of this cover page shall be filled out for the reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The CUSIP number of 00180G106 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents one Class A Ordinary Share. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00180G106	13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS P&R Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,174,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,174,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,174,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% of the Class A Ordinary Shares (1) (or 6.2% of the total Ordinary Shares (2)(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Calculated based upon 62,327,851 outstanding Class A Ordinary Shares of the Issuer, as set forth in the Issuer's annual report on Form 20-F filed on April 30, 2020.
(2)	Calculated based upon 245,611,479 outstanding Ordinary Shares in the aggregate as a single class, as set forth in the Issuer's annual report on Form 20-F filed on April 30, 2020.
(3)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 15,174,000 Class A Ordinary Shares beneficially owned by P&R Finance represents 0.41% of the aggregate combined voting power of the outstanding Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer.

CUSIP No. 00180G106	13D/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Clear Radiant Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,069,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,069,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7% of the Class A Ordinary Shares (1) (or 2.5% of the total Ordinary Shares (2)(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Calculated based upon 62,327,851 outstanding Class A Ordinary Shares of the Issuer, as set forth in the Issuer's annual report on Form 20-F filed on April 30, 2020.
(2)	Calculated based upon 245,611,479 outstanding Ordinary Shares in the aggregate as a single class, as set forth in the Issuer's annual report on Form 20-F filed on April 30, 2020.
(3)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 6,069,000 Class A Ordinary Shares to be beneficially owned by Clear Radiant represents 0.16% of the aggregate combined voting power of the outstanding Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer.

CUSIP No. 00180G106	13D/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Unicorn Star Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 461,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 461,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7% of the Class A Ordinary Shares (1) (or 0.2% of the total Ordinary Shares (2)(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Calculated based upon 62,327,851 outstanding Class A Ordinary Shares of the Issuer, as set forth in the Issuer's annual report on Form 20-F filed on April 30, 2020.
(2)	Calculated based upon 245,611,479 outstanding Ordinary Shares in the aggregate as a single class, as set forth in the Issuer's annual report on Form 20-F filed on April 30, 2020.
(3)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 461,538 Class A Ordinary Shares beneficially owned by Unicorn Star represents 0.01% of the aggregate combined voting power of the outstanding Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer.

CUSIP No. 00180G106	13D/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Century City International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,704,538
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,704,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,704,538
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.8% of the Class A Ordinary Shares (1) (or 8.8% of the total Ordinary Shares (2)(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Calculated based upon 62,327,851 outstanding Class A Ordinary Shares of the Issuer, as set forth in the Issuer's annual report on Form 20-F filed on April 30, 2020.
(2)	Calculated based upon 245,611,479 outstanding Ordinary Shares in the aggregate as a single class, as set forth in the Issuer's annual report on Form 20-F filed on April 30, 2020.
(3)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 21,704,538 Class A Ordinary Shares beneficially owned by Century City represents 0.58% of the aggregate combined voting power of the outstanding Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer.

CUSIP No. 00180G106	13D/A	Page 6 of 9 Pages

EXPLANATORY STATEMENT

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends and supplements the Original Schedule 13D, as amended and supplemented by Amendment No. 1. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 2. Identity and Background.

The second paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

Century City indirectly owns 62.3% of the outstanding share capital of Paliburg Holdings Limited, a Bermuda company (“Paliburg Holdings”). Paliburg Holdings indirectly owns 66.6% of the outstanding share capital of Regal Hotels International Holdings Limited, a Bermuda company (“Regal Hotels”). Regal Hotels indirectly owns all of the outstanding share capital of Unicorn Star. Each of Paliburg Holdings and Regal Hotels also indirectly owns 50% of the outstanding share capital of P&R Holdings Limited (“P&R Holdings”). P&R Holdings directly owns all of the outstanding share capital of P&R Finance. P&R Holdings also indirectly owns 67.01% of the outstanding share capital of Cosmopolitan International Holdings Limited, a Cayman Islands company (“Cosmopolitan”) (on a fully diluted and as-converted basis), which in turn indirectly owns all of the outstanding share capital of Clear Radiant. Regal Hotels also indirectly owns 7.87% of the outstanding share capital of Cosmopolitan (on a fully diluted and as-converted basis). Regal Hotels owns all the outstanding share capital of Honormate Nominees Limited, a Hong Kong company (“Honormate”).

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D Filings is hereby amended and restated as follows:

On December 31, 2019, P&R Finance entered into a share purchase agreement (“SPA 1”) with AMTD Group. Pursuant to SPA 1, AMTD Group agreed to sell and transfer 5,674,000 Class B Ordinary Shares at a purchase price of US$8.45 per share in multiple tranches to P&R Finance on or before January 10, 2020 (which Class B Ordinary Shares will be automatically converted into the same amount of Class A Ordinary Shares upon such transfer), subject to the satisfaction of certain conditions, including without limitation the sale and transfer of certain shares of Cosmopolitan by Lendas Investments Limited, a British Virgin Islands company and an indirect subsidiary of Century City (“Lendas Investments”), to International Merchants Holdings, a Cayman Islands company (“International Merchants”), pursuant to the agreement entered into by Lendas Investments and International Merchants on December 31, 2019 (the “Cosmo Share Sale”). On January 10, 2020, the transactions contemplated by SPA 1 were consummated and P&R Finance acquired 5,674,000 Class A Ordinary Shares of the Issuer from AMTD Group pursuant to the terms and conditions of SPA 1.

On December 31, 2019, Clear Radiant entered into a share purchase agreement (“SPA 2”) with AMTD Group, which was amended by an amendment between the parties thereto on March 31, 2020 (“SPA 2 Amendment”). Pursuant to SPA 2 (as amended by SPA 2 Amendment), AMTD Group agreed to sell and transfer 6,069,000 Class B Ordinary Shares at a purchase price of US$8.45 per share in one tranche to Clear Radiant on or before April 17, 2020 (which Class B Ordinary Shares will be automatically converted into the same amount of Class A Ordinary Shares upon such transfer), subject to the satisfaction of certain conditions, including without limitation the sale of all issued share capital of, and the assignment of certain loans and other debts owed by, Cosmopolitan International Development Limited, a British Virgin Islands company and an indirect subsidiary of Century City, by Groupsource Investments Limited, a British Virgin Islands company and an indirect subsidiary of Century City (“Groupsource Investments”), to Fortis Fund IV Limited, a Cayman Islands company (“Fortis Fund IV”), pursuant to the agreement entered into by Groupsource Investments and Fortis Fund IV on December 31, 2019 (the “Cosmo Divestiture”). On April 8, 2020, the transactions contemplated by SPA 2 (as amended by SPA 2 Amendment) were consummated and Clear Radiant acquired 6,069,000 Class A Ordinary Shares of the Issuer from AMTD Group pursuant to the terms and conditions of SPA 2 (as amended by SPA 2 Amendment).

CUSIP No. 00180G106	13D/A	Page 7 of 9 Pages

On January 24, 2020, P&R Finance entered into a share purchase agreement (“SPA 3”; collectively with SPA 1 and SPA 2, the “SPAs” and each, an “SPA”) with AMTD Group. Pursuant to SPA 3, AMTD Group agreed to sell and transfer 9,500,000 Class B Ordinary Shares to P&R Finance on or before April 29, 2020 (which Class B Ordinary Shares will be automatically converted into the same amount of Class A Ordinary Shares upon such transfer) at a consideration of P&R Finance causing the transfer of 368,320,000 ordinary shares, par value HK$0.002 per share, of Cosmopolitan owned by Valuegood International Limited, a British Virgin Islands company and an affiliate of P&R Finance (“Valuegood”), to AMTD Properties (HK) Limited, a British Virgin Islands company and an affiliate of AMTD Group (“AMTD Properties”) (such consideration transaction, the “Cosmopolitan Share Sale”), subject to the satisfaction of certain conditions, including without limitation all conditions to the completion of the Cosmopolitan Share Sale being satisfied or waived and each listed holding company of P&R Finance having obtained approval of the entry into SPA 3 and the Cosmopolitan Share Sale from its shareholders in accordance with the requirements of the listing rules of the Stock Exchange of Hong Kong. On January 24, 2020, the Cosmopolitan Share Sale SPA was entered into by and among Valuegood, AMTD Properties, P&R Finance and AMTD Group concurrently with the entry into SPA 3 by P&R Finance and AMTD Group. On April 29, 2020, the transactions contemplated by SPA 3 and the Cosmopolitan Share Sale were consummated and P&R Finance acquired 9,500,000 Class A Ordinary Shares of the Issuer from AMTD Group pursuant to the terms and conditions of SPA 3.

A copy of SPA 1 is attached as Exhibit 99.2 of the Original Schedule 13D, and copies of SPA 2 and SPA 3 are attached as Exhibit 99.3 and Exhibit 99.4 of the Amendment No. 1, respectively. A copy of SPA 2 Amendment is attached hereto as Exhibit 99.5. The descriptions of SPA 1, SPA 2, SPA 3 and SPA 2 Amendment contained herein are qualified in their entirety by reference to the full text of SPA 1, SPA 2, SPA 3 and SPA 2 Amendment.

For a period of one hundred and eighty (180) days after completion of the transactions contemplated by SPA 1, the transactions contemplated by SPA 2 (as amended by SPA 2 Amendment) or the transactions contemplated by SPA 3, P&R Finance or Clear Radiant (as the case may be) may not transfer any securities of the Issuer purchased by it under such SPA to any other person other than its affiliates without the consent of AMTD Group (such period, as applicable to P&R Finance under SPA 1 and SPA 3 or to Clear Radiant under SPA 2 (as amended by SPA 2 Amendment), the “Lock-up Period”). After the expiry of the applicable Lock-up Period, P&R Finance or Clear Radiant (as the case may be) may freely dispose of and transfer the securities of the Issuer held by it pursuant to the relevant SPA.

For so long as P&R Finance, Clear Radiant or any of their respective affiliates holds any Class A Ordinary Shares of the Issuer (or any ADSs converted therefrom) purchased by it from AMTD Group pursuant to SPA 1, SPA 2 (as amended by SPA 2 Amendment) or SPA 3 (as the case may be), and subject to compliance with applicable laws and regulations (including the rules of the Stock Exchange of Hong Kong), P&R Finance or Clear Radiant (as the case may be) shall and shall cause its affiliates to, for a period commencing from the completion of the transactions contemplated by the relevant SPA and ending on December 31, 2026 (the “Reinvestment Period”), reinvest all cash dividends distributed by the Issuer to it and its affiliates with respect to such Class A Ordinary Shares to purchase from the Issuer or AMTD Group (as elected by AMTD Group at its discretion) additional Class A Ordinary Shares of the Issuer on terms and conditions set forth in SPA 1, SPA 2 (as amended by SPA 2 Amendment) or SPA 3 (as the case may be), until the amount of cash dividends reinvested by P&R Finance and Clear Radiant under the SPAs reach HK$193.28 million (with respect to reinvestment under SPA 1), HK$206.72 million (with respect to reinvestment under SPA 2), and HK$320.00 million (with respect to reinvestment under SPA 3), respectively. The Reinvestment Period under each SPA will be automatically extended for seven (7) years unless the parties thereto mutually agree otherwise. P&R Finance or Clear Radiant shall use its reasonable best efforts to increase the Reinvestment Cap allocated under SPA 1, SPA 2 (as amended by SPA 2 Amendment) or SPA 3 (as the case may be) if certain conditions set forth in the relevant SPA are met. (The foregoing reinvestment requirements described in this paragraph, the “Reinvestment Requirements”.)

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise (subject to the lock-up requirement during the Lock-up Period as described above) or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.

On May 6, 2020, Honormate offered, and AMTD Group accepted on May 7, 2020, to exchange an aggregate principal amount of US$14.1 million of 7.625% senior perpetual securities of AMTD Group held by Honormate, for an aggregate principal amount of US$14.1 million of new senior perpetual securities to be issued by the Issuer with a distribution rate of 7.25% under the Issuer’s US$1.0 billion medium term note program, and accrued a distribution amount of US$0.44 million. On May 14, 2020, the exchange was consummated. See the Issuer’s reports on Form 6-K furnished to the SEC on April 24, 2020 and May 8, 2020 for more information.

CUSIP No. 00180G106	13D/A	Page 8 of 9 Pages

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

99.1

Joint Filing Agreement dated January 21, 2020 by and among the Reporting Persons (previously filed with the Securities and Exchange Commission as Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons on January 21, 2020).

99.2

Share Purchase Agreement dated December 31, 2019 between P&R Finance Limited and AMTD Group Company Limited (previously filed with the Securities and Exchange Commission as Exhibit 99.2 to the Original Schedule 13D filed by the Reporting Persons on January 21, 2020).

99.3

Share Purchase Agreement dated December 31, 2019 between Clear Radiant Limited and AMTD Group Company Limited (previously filed with the Securities and Exchange Commission as Exhibit 99.3 to the Original Schedule 13D filed by the Reporting Persons on January 21, 2020 but refiled as Exhibit 99.3 to this statement on Schedule 13D to fix a clerical error in the previously filed version).

99.4

Share Purchase Agreement dated January 24, 2020 between P&R Finance Limited and AMTD Group Company Limited (previously filed with the Securities and Exchange Commission as Exhibit 99.4 to Amendment No. 1 filed by the Reporting Persons on January 27, 2020).

99.5*	Amendment to the Share Purchase Agreement between Clear Radiant Limited and AMTD Group Company Limited dated March 31, 2020

*      Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 18, 2020

P&R Finance Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director

/s/ Allen Wan Tze Wai
Name: Allen Wan Tze Wai Title: Director

Clear Radiant Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director

/s/ Kelvin Leung So Po
Name: Kelvin Leung So Po Title: Director

Unicorn Star Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director

/s/ Allen Wan Tze Wai
Name: Allen Wan Tze Wai Title: Director

Century City International Holdings Limited	By:	/s/ Kenneth Ng Kwai Kai
Name: Kenneth Ng Kwai Kai Title: Director

/s/ Kelvin Leung So Po
Name: Kelvin Leung So Po Title: Director